August 16, 2010
Securities and Exchange Commission
Division of Corporation Finance
10 F Street NE
Washington, D.C. 20549-7010
Attention: John Cash, Accounting Branch Chief

Re:	Teledyne Technologies Incorporated
Form 10-K for the fiscal year ended January 3, 2010
Filed March 2, 2010

Definitive Proxy Statement
Filed March 8, 2010

Form 10-Q for the quarterly period April 4, 2010
Filed May 7, 2010

File No. 1-15295
Dear Mr. Cash:
     Teledyne Technologies Incorporated (“the Company”) hereby responds to the comment letter dated August 2, 2010, related to the above-referenced filings, as follows. The SEC staff comment is repeated for reference, followed by the Company’s response.
Form 10-K for the fiscal year ended January 3, 2010
Note 13. Business Segments, page 99
1.	We have reviewed your response to our prior comment eight. We note your statement that the business activities comprising each operating segment have similar characteristics, product characteristics and customer bases. Please provide us with a more specific and comprehensive discussion regarding how you have determined that these business activities do not meet the definition of an operating segment. In this regard, please ensure you address how you have considered each of the product lines in your Electronics and Communications segment. Please also provide us with the reports of these business activities for the fiscal year ended January 3, 2010 and the most recent interim period which are reviewed by your chief operating decision maker. These reports should reflect actual results and be at the lowest level of detail provided to the CODM.

Securities and Exchange Commission

August 16, 2010

RESPONSE:
Background

     Our business activities are divided into and managed as four reportable segments: Electronics and Communications (E&C); Engineered Systems; Aerospace Engines and Components; and Energy and Power Systems. We consider each operating segment to be a reportable segment. They are each managed by a segment manager (also referred to as a segment president) that reports directly to our chief executive officer who is also our chief operating decision maker (CODM). We also consider each segment to have one product line with the exception of the E&C segment which has three product lines. The product lines identified in the E&C segment represent the three main end-markets where we sell our products; namely, defense electronics, electronic instrumentation and other commercial electronics. The E&C segment manager is responsible for the business units that comprise each of the three product lines. There is no separate segment president or product line management for the individual product lines as they are not managed in that manner. Limited financial information which is focused on revenue and related comparisons is prepared for the three product lines and is only summarized quarterly to facilitate the understanding of our end-markets in that segment. Financial results for the four segments are prepared monthly and are reviewed monthly by our CODM.
Business Activities Analysis

     The following describes how we determined that our business activities comprising each operating segment do not individually meet the definition of an operating segment.
     In order to make this determination, we reviewed the guidance noted in ASC 280-10-50-1 which addresses segment reporting, and defines an operating segment as a component of a public entity that has all of the following characteristics:
a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.
     Our four segments are comprised of approximately 35 business units which cover a variety of business activities. Each of the business units engages in business activities from which they earn revenues and incur expenses.

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August 16, 2010

     Our chief executive officer is also our CODM. It is his function to allocate resources and to assess the performance of our operating segments. Our CODM does not regularly review each business unit’s operating results in order to make decisions about resources to be allocated to the different reporting segments and in assessing performance of the company. It is the segment president that regularly reviews the operating results of each business unit that comprise the respective reportable segment. The segment presidents maintain regular contact with our CODM. Our CODM will review the monthly operating results by the four reportable segments and this is the basis for resource allocation among the reportable segments as well as assessment of the performance of the company.
     Our business units prepare some limited monthly financial information. This information consists of non-GAAP internal financial information for the purposes of comparison to prior period actual results and to the current business plan. This business unit monthly financial information primarily includes an income statement and balance sheet. The Board of Directors receives financial information at the operating segment level. Such data is indicative of how management reviews the Company’s activities.
     In conclusion, while the individual business units meet some of the characteristics which define an operating segment under ASC 280-10-50-1, they do not meet all of the required characteristics specifically sub paragraph (b) of ASC 280-10-50-1. As described above, since our CODM reviews the monthly operating results by the four operating segments and this is the basis for resource allocation among the four operating segments and this information is also used to assess the performance of the company, none of the individual business units would be considered an operating segment.
     In addition, we concluded that each of the components within an operating segment level would otherwise be eligible for aggregation into a reportable segment as the business activities comprising each operating segment have similar characteristics. In making this determination, we considered the following characteristics:
•	the nature of the products and services;

•	the nature of the production processes;

•	the type or class of customer for products and services;

•	the methods used to distribute products or provide services;

•	the nature of the applicable regulatory environment; and

•	the manner in which an entity operates its business and the nature of those operations.
     The following discussion further expands on the characteristics mentioned above by each segment and why the business activities and product lines have been combined into each segment:

Securities and Exchange Commission

August 16, 2010

Electronics and Communications segment
     This segment sells its products in three end-markets; namely, defense electronics, electronic instrumentation and other commercial electronics. These are the three product lines where we summarize revenue information quarterly. We primarily design and manufacture electronic products and sell to customers via a combination of manufacturer representatives, distributors and direct sales representatives. We design, manufacture and sell technically complex products that are primarily sold in regulated markets. For example, the defense electronics markets are often regulated by the Department of Defense, Department of State, etc. and the electronic instrumentation and other commercial electronics markets are often regulated by the Federal Aviation Administration (FAA), Environmental Protection Agency, etc. Therefore, the level of technical competencies and related business processes to design, manufacture and sell in these markets are similar. Additionally, the segment shares expertise over manufacturing operational excellence programs, new product development initiatives, and related research and development, as well as common selling efforts such as customer trade shows. We sponsor customer-specific trade shows where employees from multiple business units participate. The segment president monitors these efforts across the segment via daily communications, weekly conference calls, regular on-site facility visits and quarterly business reviews. The revenue generation, manufacturing expertise, product development and selling efforts of these business units are tightly linked and are impacted by each other’s efforts. Additionally, while most of our business units report their results into one of the three end-markets (product lines) noted, certain business units split their results into two of the three end-markets (product lines) noted above.
Engineered Systems segment
     The Engineered Systems segment primarily sells engineering services to government customers. Through our extensive staff of engineers and scientists we provide innovative systems engineering, advanced technology, and manufacturing solutions to defense, space, environmental and homeland security customers. Most of the contracts received from the government are flexibly-priced contracts. A significant portion of the engineering services we provide are performed by our employees at customers’ facilities. To satisfy our contracts with the customers, our engineers and scientists are redeployed based on their technical expertise and geographic location. Additionally, to satisfy our research and development efforts our engineers and scientists are redeployed to support these efforts. The segment president, who works from our Huntsville, Alabama facility, closely monitors the segment’s performance on a day-to-day basis which is easily facilitated since most of the segment’s operations are located in Huntsville, Alabama.

Securities and Exchange Commission

August 16, 2010

Aerospace Engines and Components segment
     The Aerospace Engines and Components segment primarily sells to the general aviation market which primarily is regulated by the FAA. We design, manufacture and sell piston engines to this market. The manufacturing process consists primarily of machining of components and assembly of engines. The majority of our manufacturing efforts are performed in a common facility by the same operating team. Piston engine manufacturing, assembly and test is primarily performed in the Mobile, Alabama facility. Most of the products sold are of a legacy design requiring minimal technical product development efforts. The segment president, who works from our Mobile, Alabama facility, oversees these engine manufacturing, selling and product development efforts.
Energy and Power Systems Segment
     The Energy and Power Systems segment primarily sells to the aerospace and defense markets as well as to the commercial hydrogen generator market. We design, manufacture and sell power generation and propulsion systems. These products are sold in highly regulated markets such as the DOD and the FAA and require unique technical expertise to design and manufacture the products. The segment president, who works from our Huntsville, Alabama facility, oversees manufacturing, selling and product development efforts. Even though this operating segment’s revenues are historically less than 10% of total company sales and would not meet any of the quantitative thresholds to be considered reportable, we believe that the information about this segment is useful to investors and users of our financial statements.
     Based on the definition of an operating segment discussed above, we continue to believe the operating segments, as we define and manage them, meet the requisite ASC 280 criteria and respectfully conclude that we have four operating segments. The individual business units and product lines do not meet the characteristics which define an operating segment.
Product Line Analysis — Electronics and Communications segment

     The following further describes how we have considered that each of the product lines in the E&C segment do not meet the definition of an operating segment. As noted above, we consider each segment to have one product line with the exception of the E&C segment which has three product lines.
     The product lines identified in the E&C segment represent the three main end-markets that we sell our products into; namely, defense electronics, electronic instrumentation and other commercial electronics. We prepare limited quarterly product line information which is focused on revenue and related comparison to disclose trends within this segment to the investment and analyst community. The product line revenue disclosed is a compilation of revenue from multiple business units or partial business units. While most of the business units report their results

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August 16, 2010

into one of the three markets (product lines) noted, some of the business units split their results into two of the three markets (product lines) noted above.
     We do not prepare monthly financial information by product line. We prepare limited quarterly product line information focused on revenue and related comparisons. Our CODM does not review each product lines operating results in order to make decisions about resources to be allocated to the different product lines, business unit or reportable segment. The E&C product line sales information is used to describe the performance of the segment in the markets in which we participate as support for our communications to investors and periodic SEC filings.
     In conclusion, the product lines are a compilation of revenue by end market and are not operated or managed as a business unit or activity and the CODM does not review the product lines operating results for purposes of allocating resources and discrete financial information is unavailable. Therefore, the E&C product lines do not meet any of the three characteristics which define an operating segment under ASC 280-10-50-1.
     In response to the Staff’s request, we have provided the Staff with the following documents under separate cover:
•	The monthly financial reports by business unit for the fiscal year ended January 3, 2010; and

•	The monthly financial reports by business unit for the six-month period ended July 4, 2010.
     These reports reflect actual results by business unit which is the lowest level of detail provided to the CODM. We did not include in these reports materials that are not relevant to the matters under review, such as commentary from general managers of the business units. The Company is requesting confidential treatment for the materials included with this response pursuant to Rule 83 promulgated by the SEC (71 C.F.R. Section 200.83).

Securities and Exchange Commission

August 16, 2010

Definitive Proxy Statement
Annual Incentive Plan, page 26
2.	We note your response to comment 12 of our letter dated June 30, 2010, however it is still unclear how you determined that the size of the pool that funds the awards under the AIP would not exceed 11% of the operating profit. Please advise.
RESPONSE:
     In 2002, the Personnel and Compensation Committee determined that the bonus pool would not exceed 11% of operating profit, which was consistent with historical levels. The 11% cap has been part of the AIP since that time, as the Committee considers it to be an appropriate upper limit to the potential bonus payments, although it reserves the right to modify this percentage. The 11% amount is a cap or a limit on the aggregate bonus amounts. It is not a pre-determined amount from which bonuses are to be distributed. As described in our prior response, the aggregate amount of bonus actually paid in any one year is largely a function of the Company’s performance relative to its business plan, the level of AIP participation assigned to individual employees and the size of the salaries of individual participants, and is not based on or influenced by the 11% limit. The Committee confirms that the awards to be granted do not exceed such 11% limit. As disclosed, for 2009, the aggregate bonuses paid constituted 6.3% of operating profit, whereas for 2008, awards equaled 6.1% of operating profit.
3.	We note your response to comment 14 of our letter dated June 30, 2010. You provide a list of the factors that the Personnel and Compensation Committee have considered “in the past” when determining whether to make an upward discretionary adjustment. Further, you acknowledge that these factors “vary from year to year among executives.” Please disclose the specific factors considered by the Personnel and Compensation Committee in determining whether each named executive office was granted an upward discretionary adjustment to the 2009 AIP award. See Item 402(b)(2)(v)-(vi) of Regulations S-K.
RESPONSE:
     For Mr. Schnittjer, Mr. Pichelli and Mr. Kuelbs, the Personnel and Compensation Committee considered the recommendations of our Chairman and Chief Executive Officer in making upward discretionary adjustments to their AIP awards. Mr. Schnittjer was recommended for an upward discretionary adjustment based on his leadership in achieving exceptional performance in the whole financial department. Mr. Pichelli was recommended for an upward discretionary adjustment based on outstanding progress in cost control and facility consolidations and excellent earnings

Securities and Exchange Commission

August 16, 2010

in the E&C segment in extremely difficult market conditions. Mr. Kuelbs was recommended for an upward discretionary adjustment based on outstanding overall performance and his ability to provide reliable and prudent counsel to management.
     In future versions of Compensation Disclosure & Analysis filed with the SEC, we will describe the specific factors considered by the Personnel and Compensation Committee in the event discretionary adjustments are made to AIP awards.
     If you have any questions regarding this response letter, please contact the undersigned at (805) 373-4611 or, in my absence, Susan L. Main, Vice President and Controller of the Company, at (805) 373-4720.

Sincerely,
/s/ Dale A. Schnittjer
Dale A. Schnittjer
Senior Vice President and Chief Financial Officer

cc:	F.V. Cahouet — Director and Chairman of the Audit Committee — Teledyne Technologies Incorporated
R. Mehrabian — Chairman, President and Chief Executive Officer — Teledyne Technologies Incorporated
J. T. Kuelbs — Executive Vice President, General Counsel and Secretary — Teledyne Technologies Incorporated